UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA included in the

S&P Global Sustainability Yearbook 2021

Mexico City, Mexico, February 19, 2021 - Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL; NYSE: KOF) ("KOF" or the "Company"), the largest bottler in the Coca-Cola System by sales volume, announced today that it became the only Mexico-based beverage company to be included in the S&P Global Sustainability Yearbook 2021, due to its high performance in the S&P Global Corporate Sustainability Assessment (CSA).

The Company is ranked within the top 15% of leading beverage companies in sustainability under S&P Global’s proprietary annual evaluation of the environmental, social, economic, and corporate governance dimensions of more than 7,000 companies around the world.

“Being included in the S&P Global Sustainability Yearbook represents a milestone towards our purpose of refreshing customers and consumers with the beverage of their preference in the most efficient and sustainable way.” indicated John Santa Maria Otazua, Coca-Cola FEMSA´s CEO.

As result of Coca-Cola FEMSA’s sustainability performance in alignment with its strategic framework, the Company is part of the Dow Jones Sustainability Index for Emerging Markets, being the only Latin American beverage company included for eight consecutive years. Additionally, in 2020, it became the first Mexican company and third in Latin America, to secure official approval from the Science Based Targets initiative (SBTi) of its 2030 carbon emissions reduction goals, confirming the Company's commitment to meet the target set by the Paris Agreement to limit the rise in global temperatures to well below 2 °C above pre-industrial levels.

Over the last five years, Coca-Cola FEMSA has increased the use of clean energy in its operations by more than four times, supplying 80% of its bottling plants’ electricity needs with clean sources of energy.

Considering the relevance of water as a valuable resource, the Company has increased its water use efficiency by 24% over the last 10 years and it conducts, along with The Coca-Cola Company, water conservation initiatives that have succeeded in replenish to nature the same amount of water than the used in its beverages across the markets where it has presence.

Consistent with its path towards sustainability and the challenges ahead, in September 2020 the Company issued its first green bond for US$705 million, currently the largest green bond for a Latin American corporation and the first of its kind for the Coca-Cola System.

Coca-Cola FEMSA included in the S&P Global Sustainability Yearbook 2021

February 19, 2021

"We congratulate Coca-Cola FEMSA for achieving a place in The Sustainability Yearbook 2021. With more than 7,000 companies evaluated, the result in the Yearbook is a true statement of corporate sustainability excellence." said, Manjit Jus, Global Head of ESG Research, S&P Global.

Additionally, Coca-Cola FEMSA has received other noteworthy recognitions for its sustainability performance in recent years, including its listing in the FTSE4Good Emerging Index, the S&P/BMV Total Mexico ESG Index, and the Bloomberg Gender-Equality Index.

About Coca-Cola FEMSA

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 261 million. With over 80 thousand employees, the company markets and sells approximately 3.4 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela.

For further information, please visit www.coca-colafemsa.com

For additional information, please contact the Investor Relations team:

  Jorge Collazo | jorge.collazo@kof.com.mx
  Lorena Martin | lorena.martinl@kof.com.mx
  Bryan Carlson | bryan.carlson@kof.com.mx
  Marene Aranzabal | marene.aranzabal@kof.com.mx

Coca-Cola FEMSA included in the S&P Global Sustainability Yearbook 2021

February 19, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: February 18, 2021